     As filed with the Securities and Exchange Commission on August 29, 2001

                                                      Registration No. 811-10393


                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1
                    ----------------------------------------
                         (Name of Unit Investment Trust)


                        TIAA-CREF LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)


                                730 Third Avenue
                             New York, NY 10017-3206
                         -------------------------------
                   (Address of Principal Office of Registrant)

Issuer of periodic payment plan certificates only for purposes of information provided herein.

                               Page 1 of 36 Pages
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         I. ORGANIZATIONAL AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                  TIAA-CREF Life Separate Account VLI-1 (the "separate account"). The separate account has no Internal Revenue Service Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                  The separate account issues flexible premium individual variable universal life insurance policies and flexible premium last survivor variable universal life insurance policies (the "Policy" or the "Policies").

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  TIAA-CREF Life Insurance Company ("TIAA-CREF Life") 730 Third Avenue
                  New York, NY 10017-3206

                  Internal Revenue Service Employer
                  Identification Number: 13-3917848

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  Not applicable. TIAA-CREF Life will hold all of the securities in its own custody.

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Distribution of the Policy has not commenced. TIAA-CREF Life will enter into a Distribution Agreement with the principal underwriter, Teachers Personal Investors Services, Inc. ("TPIS").

                  The principal business address for TPIS is:
                  730 Third Avenue
                  New York, NY 10017-3206

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                  Internal Revenue Service Employer
                  Identification Number: 13-3752992

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  State of New York.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                           Not applicable. There is no such indenture agreement. TIAA-CREF Life established the separate account as a separate investment account under New York law pursuant to a resolution of its Board of Directors on May 23, 2001. The resolution will continue in effect until either terminated or amended by the Board of Directors.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The separate account's name has never been changed.

8.       State the date on which the fiscal year of the trust ends.

                  December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority, or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which

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         in the aggregate is material.

                  There are no pending legal proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the separate account, or the general account of TIAA-CREF Life, or TPIS, is a party.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type.

                           The Policy to be issued is of the registered type insofar as a Policy is personal to the owner(s) of a Policy ("Owner(s)"), and the records concerning the Owner(s) are maintained by or on behalf of TIAA-CREF Life.

         (b) Whether the securities are of the cumulative or distributive type.

                           The Policy is of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable, but are reflected in the cash value and death benefits under a Policy at any time.

         (c) The rights of security holders with respect to withdrawal or redemption.

                           Incorporated herein by reference to the prospectus filed on June 1, 2001 (the "Prospectus") as part of a registration statement on Form S-6 under the Securities Act of 1933 (File No. 333-62162) (the "Registration Statement") describing the flexible premium individual variable universal life insurance policies and flexible premium last survivor variable universal life insurance policies, specifically, the sections entitled "Policy Summary," "Right to Cancel," "Policy Values," "Surrenders and Partial Withdrawals," "Other Policy Information - Payment of Policy Benefits," and "Other Policy Information - Payments We Make."

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.


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                           Incorporated herein by reference to the sections of
                           the Prospectus entitled "Policy Summary," "Risk Summary," "Policy Values," "Charges and Deductions -- Transfer Charge," "Surrenders and Partial Withdrawals," "Transfers," "Loans," "Other Policy Information - Payment of Policy Benefits," "Other Policy Information - Payments We Make," and "Other Policy Information - Additional Transfer Rights."

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Risk Summary," and "Policy Lapse and Reinstatement."

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities, and the relationship of such persons to the trust.

                           Incorporated herein by reference to the section of the Prospectus entitled "Additional Information - Voting Portfolio Shares."

         (g) Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                           Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios," "Other Policy Information - Modifying the Policy," and "Additional Information - Changes to the Separate Account."

                  (2) the terms and conditions of the securities issued by the trust.

                           Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios," "Other Policy Information - Modifying the Policy," and "Additional Information - Changes to the Separate Account."

                  (3) the provisions of any indenture or agreement of the trust.

                           Not applicable.

                  (4)      the identity of the depositor, trustee or custodian.



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                           Incorporated herein by reference to the sections of
                           the Prospectus entitled "The Separate Account and the Portfolios," "Other Policy Information - Modifying the Policy," "Additional Information - Changes to the Separate Account" and "The Company and the Fixed-Rate Account - TIAA-CREF Life Insurance Company."

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                           Consent of the Owner(s) is not required when changing the underlying securities of the separate account. However, to change such securities, approval of the Securities and Exchange Commission is required by
                           Section 26(b) of the Investment Company Act of 1940 (the "1940 Act").

                  (2) the terms and conditions of the securities issued by the trust.

                           Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios," "Other Policy Information - Modifying the Policy," and "Additional Information - Changes to the Separate Account."

                  (3) the provisions of any indenture or agreement of the trust.

                           Not applicable.

                  (4)      the identity of the depositor, trustee or custodian.

                           No consent of Owner(s) is necessary with respect to any change in the identify of the depositor or custodian, but a change in depositor would be subject to state insurance department review and approval.

         (i) Any other principal feature of the securities issued by the trust, or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           Incorporated herein by reference to the Prospectus sections entitled "Policy Summary," "The Policy," "Premiums," "Policy Values," "Death Benefit," and "Other Policy Information."

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
Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                  Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.

         (b)      Name and principal business address of depositor.

         (c)      Name and principal business address of trustee or custodian.

         (d)      Name and principal business address of principal underwriter.

         (e) The period during which the securities of such company have been the underlying securities.

                           The separate account may invest in the securities of various open-end diversified management investment companies or separate investment portfolios of such companies. Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios." The separate account has not started operations and does not yet invest in these funds.

Information Concerning Load, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                  (A)      the nature of such load, fee, expense, or charge;

                  (B)      the amount thereof;


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                  (C)      the name of the person to whom such amounts are paid
                           and his relationship to the trust;

                  (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                                    Incorporated herein by reference to the
                                    sections of the Prospectus entitled "Policy
                                    Summary" and "Charges and Deductions."

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                           See answer to Item 13(a).

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

                           See answer to Item 13(a).

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                           See answer to Item 13(a).

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                           Not applicable.

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
                  Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

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
                           Neither TIAA-CREF Life, TPIS, nor any of their affiliates will receive any profits or benefits not included in Item 13(a) above. TIAA-CREF Life will pay TPIS a fee for services in connection with the selling and servicing of the Policy, but such compensation will be paid from TIAA-CREF Life's general account. Incorporated herein by reference to the sections of the Prospectus entitled "Additional Information - Sale of the Policies."

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the section of the Prospectus entitled "The Policy - Purchasing a Policy."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the sections of the Prospectus entitled "The Policy" and "Premiums."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Policy Values."

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.


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                           The procedures with respect to withdrawals or
                           redemption of security holders are described in response to Items 10(c), (d), and (i).

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           TIAA-CREF Life is required to process all surrender requests as described in Item 10(c). Each underlying fund will redeem its shares upon TIAA-CREF Life's request in accordance with the 1940 Act.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                           A Policy, once totally surrendered or terminated, will be canceled and may not be resold.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           All distributions to the separate account will be reinvested in shares of the appropriate fund. Such reinvestment will be automatic and at net asset value.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                           The assets of the separate account which are allocable to the Policies constitute the reserves for benefits under the Policies. TIAA-CREF Life's general account assets are also available to satisfy its obligations under the Policies. Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios."

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements


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                  filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                           No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  Incorporated herein by reference to the sections of the Prospectus entitled "Other Policy Information - Reports to Owners" and "Other Policy Information - Records."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                           Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                           Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           TIAA-CREF Life acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           Not applicable.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                           Not applicable.


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         (f)      The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                           Not applicable.

21.      (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                           Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Risk Summary," and "Loans."

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

                  (1) The name of each person who makes such arrangements with security holders.

                  (2)      The rate of interest payable on such loans.

                  (3)      The period for which loans may be made.

                  (4) Costs or charges for default in repayment at maturity.

                  (5) Other material provisions of the agreements or arrangement.

                           See paragraph (a) of this Item.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian, or affiliated person of the foregoing, and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not applicable. No such loans have been made.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.



                  There is no such provision or agreement.

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
23. Describe any bonding arrangement for officers, directors partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  A financial institution bond has been issued by Vigilant Insurance Company to the TIAA-CREF group of companies providing aggregate coverage of $50 million (subject to a $1 million deductible in the case of TIAA-CREF Life and a $5 million deductible in the case of TPIS) which includes coverage for all officers and employees of TIAA-CREF Life and TPIS.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10, or Items 14 to 23 inclusive.

                  Incorporated herein by reference to the sections of the Prospectus entitled "Other Policy Information" and "Additional Information."

III. ORGANIZATION, PERSONNEL, AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized, and the date of organization.

                  TIAA-CREF Life Insurance Company is the insurance company issuing the Policy and was incorporated under New York law on November 20, 1996.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                           Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company, or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.


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
                  (2)      The name of the person making payment.

                           (3) The nature of the services rendered in consideration for such fee or participation.

                           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

27. Describe the general character of the business engaged i by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

                  TIAA-CREF Life is an insurance company licensed to sell insurance in 44 states and the District of Columbia. The states where TIAA-CREF Life is not licensed are Kentucky, Louisiana, Maine, New Hampshire, New Jersey, and New Mexico. TIAA-CREF Life is also the depositor for TIAA-CREF Life Separate Account VA-1, which is another segregated asset account established by TIAA-CREF Life.


Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.


                  (1)      name and principal business address;

                  (2) nature of relationship or affiliation with depositor of the trust;

                  (3)      ownership of all securities of the depositor;

                  (4)      ownership of all securities of the trust;

                  (5) other companies of which each person named above is presently officer, director, or partner.

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
                           See answer to Item 28(b) and Item 29.

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                           See the table below.

                TIAA-CREF LIFE EXECUTIVE OFFICERS AND DIRECTORS

TIAA-CREF Life is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of TIAA-CREF Life's executive officers and directors.

                               BOARD OF DIRECTORS

                                          POSITION WITH            PRINCIPAL OCCUPATION DURING PAST
NAME AND ADDRESS                          TIAA-CREF LIFE           FIVE YEARS
---------------------------------------   -----------------------  ---------------------------------------------------
Scott C. Evans                            Director                 Executive Vice President, TIAA and CREF,
730 Third Avenue                                                   Advisors and Investment Management, since
New York, NY 10017-3206                                            September 1997.  Previously, Managing Director,
                                                                   TIAA, CREF, Advisors and Investment
                                                                   Management from March 1997 to September
                                                                   1997. Previously Second Vice President, TIAA
                                                                   and CREF, Advisors and Investment
                                                                   Management.

Dennis D. Foley                           Director                 1998 to present -- Vice President, Annuities and
730 Third Avenue                                                   Mutual Funds; 1998 -- Vice President, Accumulation
New York, NY 10017-3206                                            Products; 1997 to 1998 -- Vice President, Product
                                                                   Research and Development; 1996 to 1997 -- Director,
                                                                   Product Research and Development; 1994 to 1996 --
                                                                   Product Research and Development Officer

Martin E. Galt III                        Director                 President, Investment Products, TIAA and CREF,
730 Third Avenue                                                   since January, 2000.  Previously, Executive Vice
New York, NY 10017-3206                                            President, Bank of America since 1997.
                                                                   Previously, Chairman, President and Chief
                                                                   Executive Officer, Boatmen's Trust Company.

Richard L. Gibbs                          Director and             Executive Vice President, TIAA and CREF, since
730 Third Avenue                          Executive Vice           March 1993.  Executive Vice President, Advisors,
New York, NY 10017-3206                   President                Investment Management, Teachers Personal
                                                                   Investors Services, Inc. ("TPIS") and TIAA-CREF
                                                                   Individual & Institutional Services, Inc.
                                                                   ("Services").

                                          POSITION WITH            PRINCIPAL OCCUPATION DURING PAST
NAME AND ADDRESS                          TIAA-CREF LIFE           FIVE YEARS
----------------------------------------  -----------------------  ---------------------------------------------------
Don W. Harrell                            Director                 Executive Vice President - External Affairs
730 Third Avenue
New York, NY 10017-3206

Larry D. Hershberger                      Director and Senior      December 1995 to present -- Senior Vice
730 Third Avenue                          Vice President           President, Group Insurance;  1994 to December
New York, NY 10017-3206                                            1995 -- Senior Vice President

Matina S. Horner                          Director                 Executive Vice President - Human Resources
730 Third Avenue
New York, NY 10017-3206

Martin L. Leibowitz                       Director                 November 1995 to present -- Vice Chairman and
730 Third Avenue                                                   Chief Investment Officer; June 1995 to November
New York, NY 10017-3206                                            1995 --Executive Vice President, CREF
                                                                   Investments

Bertram Scott                             Chairman, President      November 2000 to present - Executive Vice
730 Third Avenue                          and Chief Executive      President, TIAA-CREF, and Chairman, President and Chief
New York, NY 10017-3206                   Officer                  Executive Officer, TIAA-CREF Life Insurance
                                                                   Company; May 1996 to November 2000 -
                                                                   President and Chief Executive Officer, Horizon
                                                                   Mercy

John A. Somers                            Director                 April 1996 to present -- Executive Vice President,
730 Third Avenue                                                   TIAA Investments;  December 1981 to March
New York, NY 10017-3206                                            1997 -- Senior Vice President, Mortgage & Real
                                                                   Estate

Charles H. Stamm                          Director                 Executive Vice President and General Counsel
730 Third Avenue
New York, NY 10017-3206

Mary Ann Werner                           Director                 December 1999 to present -- Executive Vice
730 Third Avenue                                                   President and President, Shared Services; June
New York, NY 10017-3206                                            1998 to November 1999 -- Executive Vice
                                                                   President; September 1988 to June 1998 -- Vice
                                                                   President

James A. Wolf                             Director                 January 2000 to present - Executive Vice
730 Third Avenue                                                   President and President, Retirement Services;
New York, NY 10017-3206                                            June 1998 to December 1999 - Executive Vice
                                                                   President, Corporate MIS; November 1985 to
                                                                   June 1998 - Senior Vice President, Corporate
                                                                   MIS

The following table gives the name, address and principal occupation during the past five years of the senior officers of TIAA-CREF Life (other than officers listed above as directors).

                                 SENIOR OFFICERS

NAME AND ADDRESS                        POSITION WITH TIAA-CREF                 PRINCIPAL OCCUPATION
                                        LIFE                                    DURING PAST FIVE YEARS
--------------------------------------  --------------------------------------  --------------------------------------
Richard J. Adamski                      Vice President and Treasurer            Vice President and Treasurer, TIAA
730 Third Avenue                                                                and CREF, Investment Management,
New York, NY 10017-3206                                                         Advisors, TPIS and Services

Edwin Betz                              Illustration Actuary                    June 1999 to present - Actuary,
730 Third Avenue                                                                TIAA Individual Insurance Services;
New York, NY 10017-3206                                                         1998 to June 1999 - Vice President
                                                                                & Actuary, Equitable Life Assurance
                                                                                Society of the United States

Gary M. Chinery                         Assistant Treasurer                     November 1998 to present -- Second
730 Third Avenue                                                                Vice President and Associate
New York, NY 10017-3206                                                         Treasurer; September 1998 to November
                                                                                1998 -- Associate Treasurer, Treasury
                                                                                Services/ Treasury/Finance and
                                                                                Planning; September 1984 to
                                                                                September 1998 -- Assistant Treasurer

Matt Daitch                             Actuary                                 December 2000 to present -
730 Third Avenue                                                                Actuary; July 2000 to December
New York, NY 10017-3206                                                         2000 - Associate Actuary;
                                                                                September 1998 to June 2000 --
                                                                                Assistant Actuary; 1995 to
                                                                                September 1998 -- Actuarial
                                                                                Assistant

Roderic Eaton                           Assistant Investment Officer            1997 to present -- Managing
730 Third Avenue                                                                Director - Securities; previously,
New York, NY 10017-3206                                                         Managing Director - Private
                                                                                Placements

NAME AND ADDRESS                        POSITION WITH TIAA-CREF                 PRINCIPAL OCCUPATION
                                        LIFE                                    DURING PAST FIVE YEARS
--------------------------------------  --------------------------------------  --------------------------------------
Harry Klaristenfeld                     Appointed Actuary                       March 2000 to present - Executive
730 Third Avenue                                                                Vice President and Chief Actuary;
New York, NY 10017-3206                                                         previously, Vice President and Chief
                                                                                Actuary, Retirement Services
                                                                                (PAS), CREF.

Edward J. Leahy                         Assistant Secretary                     November 1998 to present --
730 Third Avenue                                                                Director, Corporate Tax; June 1997
New York, NY 10017-3206                                                         to October 1998 -- Corporate Tax
                                                                                Officer; August 1992 to June 1997 --
                                                                                New York Life, Director, Tax
                                                                                Accounting

Benjamin J. Leiser                      Assistant Secretary                     March 1998 to present -- Second
730 Third Avenue                                                                Vice President and Actuary; 1997 to
New York, NY 10017-3206                                                         February 1998 -- Second Vice
                                                                                President and Associate Actuary;
                                                                                1996 to 1997 -- Corporate Financial
                                                                                Reporting Officer; 1991 to 1996
                                                                                -- Actuarial Assistant

Glenn MacFarlane                        Vice President and Chief Financial      March 2001 to present - Vice
                                        Officer                                 President and Chief Financial
                                                                                Officer, TIAA-CREF Life and Vice
                                                                                President, Finance & Planning,
                                                                                TIAA; November 1996 to March 2001
                                                                                - Chief Financial Officer, Horizon
                                                                                Mercy; previously, Director
                                                                                of Budgeting, HIP of Greater New York

Morlee J. Miller                        Chief Administrative Officer            1997 to present -- Second Vice
730 Third Avenue                                                                President and Director, Corporate
New York, NY 10017-3206                                                         Projects; March 1993 to 1997 --
                                                                                Second Vice President and Manager,
                                                                                Group Policyholder Services

Michael T. O'Kane                       Chief Investment Officer                1996 to present -- Senior Managing
730 Third Avenue                                                                Director-Securities; 1986 to 1996 --
New York, NY 10017-3206                                                         Managing Director, TIAA
                                                                                Investments

NAME AND ADDRESS                        POSITION WITH TIAA-CREF                 PRINCIPAL OCCUPATION
                                        LIFE                                    DURING PAST FIVE YEARS
--------------------------------------  --------------------------------------  --------------------------------------
Mark L. Serlen                          Secretary                               Senior Counsel
730 Third Avenue
New York, NY 10017-3206

Kathleen Van-Noy Pineda                 Chief Compliance Officer                June 2001 to present, Chief
730 Third Avenue                                                                Compliance Officer, TIAA-CREF
New York, NY 10017-3206                                                         Enterprises; December 1997 to May
                                                                                2001 -  Director, Insurance Services
                                                                                Compliance; March 1996 to January
                                                                                1998 -  Compliance Officer

Roger A. Vellekamp                      Assistant Secretary                     August 1998 to present -- Vice
730 Third Avenue                                                                President, Corporate Tax; April
New York, NY 10017-3206                                                         1989 to July 1998 -- Mutual Benefit
                                                                                Life Insurance Company, Second
                                                                                Vice President

Bruce Wallach                           Assistant Secretary                     1997 to present -- Vice President and
730 Third Avenue                                                                Corporate Actuary; 1993 to 1996 --
New York, NY 10017-3206                                                         Vice President, Corporate Financial
                                                                                Planning and Reporting


Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote five percent or more of the outstanding voting securities of the depositor:

         (1)      name and principal business address;

         (2)      nature of business;

         (3)      ownership of all securities of the depositor.

                  TIAA-CREF Life is a wholly owned subsidiary of TIAA-CREF Enterprises, Inc. ("TIAA-CREF Enterprises"), which is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a New York insurance company. TIAA is located at 730 Third Avenue, New York, NY 10017-3206. Incorporated herein by reference to the section "TIAA-CREF Life Insurance Company" in the prospectus.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                  None.

Compensation of Officers and Directors of Depositor

         Compensation of Officers

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                           Not applicable. No director, officer, or employee affiliated with the depositor receives additional remuneration for services rendered with respect to the separate account.

         Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors;

         (b)      indirectly or through subsidiaries to directors.

                           Not applicable.  See Item 31.


         Compensation to Employees

33.      (a)      Furnish the following information with respect to the
                  aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable.  See Item 31.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers, and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers, and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                           Not applicable.  See Item 31.

         Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                  Not applicable.


                  IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities: (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

                  No sales of the Policies have been made or are currently being made in any state. TIAA-CREF Life intends to market the Policies in all jurisdictions that have approved its sale of insurance. See Item 27.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                  Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded:

                  (1)      Name of officer, agency or body.

                  (2)      Date of denial.

                  (3)      Brief statement of reason given for denial.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                  (1)      Name of officer, agency or body.

                  (2)      Date of revocation.

                  (3)      Brief statement of reason given for revocation.

                           Not applicable.


38. (a) Furnish a general description of the method of distribution of securities of the trust.

                           The Policies will be sold by individuals who are licensed as TIAA-CREF Life's life insurance agents and who are also registered representatives of TPIS, the principal underwriter of the Policies. Incorporated herein by reference to the section "Additional Information - Sale of the Policies" in the prospectus.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                           See Exhibit A(3)(a), a Form of Distribution Agreement to be filed by Pre-Effective Amendment to the Registration Statement on Form S-6 (File Number 333-62162).

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                           Not applicable. No commissions are paid in connection with the distribution of the Policies. Incorporated herein by reference to the section "Additional Information - Sale of the Policies" in the prospectus.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                           TPIS is a corporation organized under the laws of Delaware on October 19, 1993.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                           TPIS is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                           Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                  (1)      The nature of such fee or participation.

                  (2)      The name of the person making payment.

                  (3) The nature of the services rendered in consideration for such fee or participation.

                  (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                           Incorporated herein by reference to the section of the Prospectus entitled "Sale of the Policies."

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                           Upon effectiveness of the registration statements for the Policies, TPIS will act as principal underwriter of the Policies. TPIS is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. TPIS also serves as principal underwriter for other separate accounts offering variable annuity policies of TIAA-CREF Life and for other registered investment companies in the TIAA-CREF group of companies, including TIAA-CREF Mutual Funds and TIAA-CREF Institutional Mutual Funds.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not applicable.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                           Not applicable. Securities of TIAA-CREF Life's separate account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

         (1)      name and principal business address;

         (2)      position with principal underwriter;

         (3)      ownership of securities of the trust.

                  Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                  Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust, or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

         (1) The source of quotations used to determine the value of portfolio securities.

         (2) Whether opening, closing, bid, asked o any other price is used.

         (3) Whether price is as of the day of sale or as of any other time.

         (4) A brief description of the methods use by registrant for determining other assets and liabilities, including accrual for expenses and taxes (including taxes on unrealized appreciation).

         (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

         (6)      Whether adjustments are made for fractions:

                  (i)      before adding distributor's compensation (load); and

                  (ii)     after adding distributor's compensation (load).

                           The shares of each fund held by the separate account are valued at net asset value per share as supplied to TIAA-CREF Life by the applicable underlying fund. Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Policy Values."

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                           Not applicable.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                           Not applicable.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

         (a)      by whose action redemption rights were suspended.

         (b) the number of days notice given to security holders prior to suspension of redemption rights.

         (c)      reason for suspension.

         (d)      period during which suspension was in effect.

                  Not applicable.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

         (1) The source of quotations used to determine the value of portfolio securities.

         (2) Whether opening, closing, bid, asked or any other price is used.

         (3) Whether price is as of the day of sale or as of any other time.

         (4) A brief description of the methods use by registrant for determining other assets and liabilities, including accrual for expenses and taxes (including taxes on unrealized appreciation).

         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

         (6)      Whether adjustments are made for fractions.

                           See Item 44(a) and 18.

(b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                  No Policies have yet been offered for sale to the public.

Purchase and Sale of Interests in Underlying Securities From and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof, and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                  Shares of the underlying funds are purchased at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. See Items 44 and 10.

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address.

         (b)      Form of organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)      Name of governmental supervising or examining authority.

                           Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                  Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                  Not applicable.

          VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

         (a)      The name and address of the insurance company.

                           The name and address of the insurance company are set forth in Item 2.

         (b) The types of policies and whether individual or group policies.

                           The Policies are flexible premium individual variable universal life insurance policies and flexible premium last survivor variable universal life insurance policies. They accumulate variable contract value that can be allocated to the subaccounts of the separate account or to a fixed account.

         (c)      The types of risks insured and excluded.

                           See Item 10(i). TIAA-CREF Life assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. TIAA-CREF Life also assumes the risk that deductions for expenses may be inadequate to pay for the services and benefits provided under the Policies and any riders.

         (d)      The coverage of the policies.

                           See Item 10(i). The minimum specified amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

         (e) The beneficiaries of such policy and the uses to which the proceeds of policy must be put.

                           The recipient of the benefits of the insurance undertakings described in the response to Items 10(i) and 51(c) is either the Owner(s) or the beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Owner(s).

         (f)      The terms and manners of cancellation and of reinstatement.

                           The insurance undertakings described in the answer to
                           Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                           See response to Items 13(a) for the amount of charges imposed. See Item 10(i) for the manner in which the premium is determined.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                           Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                           No person other than TIAA-CREF Life receives any part of the amounts deducted as charges under the Policies.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                           None.


                           VII. POLICY OF REGISTRANT


52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust, or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                           See response to Items 10(g) and 10(h) regarding TIAA-CREF Life's right, subject to applicable law, to substitute any other investment for shares of any portfolio of the underlying funds.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

                  (1)      title of security.

                  (2)      date of elimination.

                  (3)      reasons for elimination.

                  (4) the use of the proceeds from the sale of the eliminated security.

                  (5)      title of security substituted, if any.

                  (6) whether depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing were involved in the transaction.

                  (7) compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                           Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)      the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries, or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.


                           See response to Items 10(g) and 10(h).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                           None.

Regulated Investment Company

53.      (a) State the taxable status of the trust.

                           Incorporated herein by reference to the section of the prospectus entitled "Federal Tax Considerations."

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                           Not applicable.  See response to Item 53(a).


                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                  Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

                  Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.


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57.      If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                  Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                  Not applicable.

59.      Financial Statements:

         Financial Statements of the Trust

                  The separate account has not yet commenced operations and, therefore, financial statements for the separate account are not available at this time.

         Financial Statements of the Depositor

                  The financial statements of TIAA-CREF Life Insurance Company will be provided in a Pre-Effective Amendment to the Registration Statement.

                                  IX. EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

         (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

                           Incorporated herein by reference to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 filed on June 1, 2001 (File Number 333-62162).

         (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                           Not applicable.



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         (3)      Distributing policies:

                  (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                  (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                  (c)      Schedules of sales commissions referred to in Item
                           38(c).

                           To be filed by Pre-Effective Amendment to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 (File Number 333-62162).

         (4) Any agreement between the depositor, principal underwriter, and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                           Not applicable.

         (5)      The form of each type of security.

                           Incorporated herein by reference to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 filed on June 1, 2001 (File Number 333-62162).

         (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                           To be filed by Pre-Effective Amendment to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 (File Number 333-62162).

         (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                           Not applicable.

         (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company, or any affiliated person of such persons.



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
                           To be filed by Pre-Effective Amendment to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 (File Number 333-62162).

         (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                           Not applicable.

         (10)     Form of application for a periodic payment plan certificate.

                           To be filed by Pre-Effective Amendment to the TIAA-CREF Life Separate Account VLI-1 Registration Statement on Form S-6 (File Number 333-62162).

B.       Furnish copies of each of the following:

         (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                           Not applicable.

         (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                           Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.


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SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of New York, and the State of New York on the 28th day of August, 2001.

[Seal]

                                TIAA-CREF Life Separate Account VLI-1
                                -------------------------------------
                                         (Name of Registrant)

                                By: TIAA-CREF Life Insurance Company
                                -------------------------------------
                                         (Name of depositor)

                                By:  /s/ Morlee J. Miller
                                    ---------------------------------
                                     Morlee J. Miller
                                     Chief Administrative
                                     Officer

Attest:  /s/ Charles H. Stamm
         --------------------------------------------
         Mark L. Serlen
         Secretary